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SEC 04017450 OMMISSION
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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2004
WASH. D.C. 161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Corr **(212) 884-6241**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

303 East Wacker Drive	**Chicago**	**Illinois**	**60601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

GUGGENHEIM SECURITIES, LLC
(SEC I.D. No. 8-44742)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2003 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

GUGGENHEIM SECURITIES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Roy Corr, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Guggenheim Securities, LLC, as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Roy Corr
Managing Director

Sworn and subscribed to before me this
25th day of February, 2004.

IDALIA DEJESUS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DE6086473
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JAN. 21, 2007

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

INDEPENDENT AUDITORS' REPORT

The Board of Managers
Guggenheim Securities, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Securities, LLC as of December 31, 2003, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guggenheim Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit for the year ended December 31, 2003 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2004

GUGGENHEIM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
Cash	$	107,261
Receivable from clearing organization		89,352
Fixed assets - at cost less accumulated depreciation of $1,233		17,481
Accounts receivable from affiliates		214,030
Accounts receivable and prepaid assets		102,276
TOTAL ASSETS	$	530,400
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES:		
Accounts payable to affiliates	$	45,061
Other liabilities		1,291
TOTAL LIABILITIES		46,352
MEMBER'S CAPITAL		484,048
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	530,400

See notes to financial statements.

GUGGENHEIM SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES:		
Advisory fees	$	712,672
Interest		3,862
Total revenues		716,534
EXPENSES:		
Employee compensation and benefits		1,211,296
Communications and data processing		77,316
Rent and occupancy		343,258
Travel and entertainment		57,502
Depreciation		5,690
Professional fees		138,323
Other operating		97,523
Total expenses		1,930,908
NET LOSS	$	(1,214,374)

See notes to financial statements.

GUGGENHEIM SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (1,214,374)
Adjustments to reconcile net loss to net cash used in operating activities:	
Expenses paid by the Parent on the Company's behalf and treated as capital contributions	1,571,542
Depreciation and amortization	5,690
Changes in	
Receivable from clearing organization	(89,352)
Accounts receivable from affiliates	(214,030)
Accounts payable to affiliates	16,061
Other liabilities	(7,830)
Accounts receivable and prepaid assets	(90,847)
Net cash used in operating activities	(23,140)
CASH FLOWS USED IN INVESTING ACTIVITIES -	
Capital expenditures	(18,568)
Net cash used in investing activities	(18,568)
CASH FLOWS USED IN FINANCING ACTIVITIES -	
Distributions	(200,000)
Net cash used in financing activities	(200,000)
NET DECREASE IN CASH	(241,708)
CASH, BEGINNING OF YEAR	348,969
CASH, END OF YEAR	$ 107,261

See notes to financial statements.

GUGGENHEIM SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2003

BALANCE, JANUARY 1, 2003	$	326,880
Contributions		1,571,542
Distributions		(200,000)
Net loss		(1,214,374)
BALANCE, DECEMBER 31, 2003	$	484,048

See notes to financial statements.

GUGGENHEIM SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1. GENERAL

Guggenheim Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Security Dealers, Inc. (the "NASD"). The Company is engaged in investment advisory services and is a wholly-owned subsidiary of Guggenheim Securities Holdings, LLC (the "Parent") which is a majority-owned subsidiary of Guggenheim Capital, LLC ("Guggenheim").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company maintains its accounting records on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fixed Assets – Fixed assets represent office equipment and are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which range from three to five years.

Advisory fees – Advisory fees are recognized as earned on a pro rata basis over the life of the contract.

Accounting Pronouncements – In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45, as required in fiscal year ending December 2003, did not have a material impact on the Company's financial position or results of operations.

In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (revised in December 2003), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN 46(R)"). FIN 46(R) changes the method of determining whether certain entities, including securitization entities, should be included in the Company's consolidated financial statements. An entity is subject to FIN 46(R) and is called a Variable Interest Entity ("VIE") if it has (1) equity that is insufficient to permit it to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is

consolidated by its Primary Beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns, or both. All other entities are evaluated for consolidation under SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries". The Company is a Private Company and has elected to adopt FIN 46(R) for the year ended December 31, 2003. The adoption of FIN 46(R) did not have a material impact on the financial statements.

Income Taxes – The Company, as a single member Limited Liability Company, is considered a disregarded entity for tax purposes and does not file its own income tax returns. Any income tax payments on the Company's profits are the responsibility of its Parent.

3. RELATED PARTY TRANSACTIONS

The Company has a Service Agreement with certain subsidiaries of Guggenheim under which systems, facilities, corporate finance, premises, human resources and benefits administration, general administration, and legal services were provided to the Company in exchange for a Service Charge of $582,917. This amount is included in the Statement of Operations as follows: Communication and data processing $65,081, Occupancy and rent $195,154, and Payroll and benefits of $322,682. Advisory fees includes $103,937 from an affiliate for customer introduction services.

In addition, capital contributions of $1,571,542 were made through the Parent's payment of certain Company expenses.

4. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 0.31 to 1 and net capital was $150,261, an excess of $145,261.

5. RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

* * * * * *

GUGGENHEIM SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

	Unaudited Amount Per December 31, 2003 Focus Report	Amount Pursuant to Annual Audited Report	Difference Increase (Decrease)
NET CAPITAL			
Total member's capital	$ 465,457	$ 484,048	$ 18,591
DEDUCTIONS AND/OR CHARGES			
Non-allowable assets:			
Accounts receivable from affiliate	-	214,030	214,030
Furniture, fixtures and leasehold improvements	17,481	17,481	-
Accounts receivable and prepaid assets	256,962	102,276	(154,686)
Total non-allowable assets	274,443	333,787	(59,344)
Net Capital	$ 191,014	$ 150,261	$ (40,753)
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable to affiliates	$ 64,942	$ 45,061	$ (19,881)
Accrued expenses and other liabilities	-	1,291	1,291
Total aggregate indebtedness	$ 64,942	$ 46,352	$ 18,590
COMPUTATION OF BASIC CAPITAL REQUIREMENT			
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000	$ 5,000	$ -
Capital in excess of minimum requirement	$ 186,014	$ 145,261	$ (40,753)
Ratio: Aggregate indebtedness to net capital	.34 to 1	.31 to 1	

The differences relate primarily to the reclassification of balance sheet items and finalization of 2003 related party transactions.

See independent auditors' report

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See independent auditors' report

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Managers
Guggenheim Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Guggenheim Securities, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2004